WELLINGTON GLOBAL MULTI-STRATEGY FUND

DIVIDEND REINVESTMENT PLAN

Introduction

This Dividend Reinvestment Plan (“Plan”) for Wellington Global Multi-Strategy Fund (the “Fund”) provides that a holder (“Shareholder”) of the Fund’s shares of beneficial interest (each, a “Share” and collectively, “Shares”) will be automatically enrolled in the Plan (each, a “Participant” and collectively, “Participants”). All dividends and/or distributions on such Shareholder’s Shares will be automatically reinvested by the Fund’s administrator or its delegee administrator (“Dividend Disbursing Agent”), as agent for Shareholders in administering the Plan, in additional Shares, as set forth below, unless the Shareholder elects to receive cash (i.e., “opt-out”), as set forth below. A Shareholder whose Shares are held in the name of a nominee must contact the nominee regarding its status under the Plan, including whether such nominee will participate on such Shareholder’s behalf.

Plan Details

1. The Dividend Disbursing Agent will open an account for each holder of Shares under the Plan in the same name in which such holder’s other Shares are held. Whenever the Fund declares a dividend, capital gain or other distribution (each a “Dividend and together, “Dividends”), non-participants in the Plan will receive cash and Participants will receive the equivalent in Shares. The Shares will be acquired by the Dividend Disbursing Agent for the Participants’ accounts through receipt of additional unissued but authorized Shares from the Fund (“Newly Issued Shares”). Participants may elect to reinvest both dividends and distributions; receive dividends in cash and reinvest distributions; or reinvest dividends and receive distributions in cash.

2. The number of Newly Issued Shares to be received will be determined by dividing the amount of the Dividend by the Fund’s net asset value per share on the next valuation date following the ex-dividend date, which is the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend. It is contemplated that the Fund will pay dividends at least annually.

3. The Dividend Disbursing Agent maintains all Participants’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Participants for tax records. Shares acquired through Dividends in the account of each Participant will be held by the Dividend Disbursing Agent on behalf of the Participant, and each shareholder proxy will include those Shares purchased or received pursuant to the Plan. The Dividend Disbursing Agent will forward all proxy solicitation materials to Participants and vote proxies for shares held under the Plan in accordance with the instructions of the Participants.

4. In the case of banks, brokers or nominees which hold Shares for the account of beneficial owners, the Dividend Disbursing Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record Shareholder’s name and held for the account of beneficial owners who participate in the Plan.

5. There will be no charges with respect to Shares issued directly by the Fund. The automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such Dividends.

6. A Participant is free to change its election and opt out of the Plan at any time by notifying the Dividend Disbursing Agent in writing at the address listed below. If, however, a Participant requests to change its election or opt out of the Plan within 45 days prior to a Dividend, the request will be effective only with respect to Dividends declared after the 45-day period.

7. The Fund reserves the right to amend or terminate the Plan upon 30 days’ notice to Shareholders. There is no direct service charge to Participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants.

8. Participants who hold their Shares through a bank, broker or nominee and who wish to change its election or opt out of the Plan must contact their bank, broker or nominee. For direct investors, all correspondence or questions concerning the Plan should be directed to the Dividend Disbursing Agent, State Street Bank & Trust Company, in writing to 1776 Heritage Drive, JAB0321, North Quincy, MA 02171.

9. The terms and conditions of this Plan shall be governed by the laws of the State of Delaware.